

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 31, 2020

BY EMAIL

Richard Horowitz, Esq.
Dechert LLP
Three Bryant Park
1095 Avenue of the Americas
New York, NY 10036-6797

Re: Conversus StepStone Private Markets
        Registration Statement on Form N-2
        Filing No.: 333-239638

Dear Mr. Horowitz:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on July 2, 2020. Based on our review, we have the following comments. Capitalized terms have the same meaning as defined in the registration statement. Cited page numbers correspond to those in the marked copy of the filing.

1. **General Comments**

   a. The filing contains blanks for missing disclosure. Please ensure that all missing information is included in a pre-effective amendment responding to these comments, including completed registration fee information.

   b. Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

   c. In April, the Commission adopted rules related to securities offering reform for closed-end investment companies. *See* IC-33836, Apr. 8, 2020. Many of those rule and form changes are effective August 1, 2020. Please make all necessary changes to the registration statement to comply with applicable changes. Specific reference to form item and instruction numbers cited below correspond to the version of Form N-2 effective August 1, 2020.

   d. Conversus StepStone Private Markets currently has an effective registration statement on Form N-2 under the 1940 Act only. Please clarify, supplementally, whether any classes of Shares have been sold pursuant to that registration statement and whether, once the filing registering the Fund's shares under the 33 Act is effective, shares not registered under the 33 Act will be in the market.

2. **Facing Sheet**

   Please submit a new N-2 facing sheet comporting with Form N-2 effective August 1, 2020; check all applicable boxes.

3. **Cover Page**

   a. Please consider whether the word "Fund" should be added to the registrant's legal name in order to clarify for retail investors the nature of the financial instrument they are purchasing.

   b. Please provide disclosure about the type of fund being registered or a statement about fund investment objectives in accord with Item 1.1.b. of Form N-2.

   c. Please provide a brief description of the securities being offered per Item 1.1.c. of Form N-2. Explain that this is a tender offer fund and discuss repurchase frequency. Also, cross-reference sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks.

   d. Please provide the statement required by Item 1.1.d. of Form N-2.

   e. Please state the public offering price in the offering table or provide additional offering table disclosure in accord with instruction 1 to Item 1.1.g. of Form N-2.

   f. Although public trading may not occur for two years, consider adding disclosure required by Item 1.1.i. of Form N-2 concerning the lack of history of public trading of shares of the Fund and closed-end fund discounts. If such disclosure is not added, explain, supplementally, why such information would not be material to investors purchasing Fund shares now with a view to the development of a secondary market.

   g. Please add statement required by rule 498(b)(1)(vii) under the Securities Act and Item 1.1.l of Form N-2 regarding optional internet availability of investment company shareholder reports, if applicable.

   h. The first sentence of the paragraph under the heading "To All Investors" is redundant of required rule 481 disclosure now included at the top of the cover page. Please delete the redundant language. Also, please delete the subsequent sentences of this paragraph which constitute legalese disclaiming prospectus liability.

i.   Please add Class D Shares to the fourth bullet on the cover page, including notation of the appropriate hurdle percentage with regard to a total return necessary to recover the sales load.

j.   Please provide disclosure concerning dealer prospectus delivery obligations in accord with Item 2.3 of Form N-2.

4. **Summary of Prospectus**

a.   The prospectus summary and later sections of the prospectus contain subjective language regarding Fund investment management. For instance, on page one of the summary the registrant claims that investment will be allocated by one of the most sophisticated institutional investors in private markets. Please redraft to provide a less subjective description of the Advisers' qualifications for managing investments in the Fund and also amend other instances throughout the prospectus touting the Advisers' and co-investors' investment acumen.

b.   On page two, the registrant outlines the "favorable structure" of the Fund. Please add further disclosure clarifying that this structure is "favorable" relative to investing directly in private equity funds.

c.   One page two, the registrant describes StepStone's track record by stating that StepStone has generated "attractive" risk-adjusted returns. Please provide further disclosure explaining what is meant by "attractive" on page two and also on page four outlining StepStone's experience.

d.   On page three, the registrant discusses management of the J-Curve and cash flow dynamics. Please provide plain English disclosure in the section explaining the J-Curve and private markets investing. Further, add corresponding discussion in the principal risks section specifically detailing the J-Curve and the investing risks it represents as a feature of private markets investing.

e.   On page four, the registrant states that the Advisers and the Fund have obtained an exemptive order that "expands" the Fund's ability to co-invest. Please rewrite this disclosure to state that the order "permits" the Fund to co-invest alongside its affiliates in Private Market Assets; make a corresponding edit to page 39.

f.   (p. 5) The Fund states that it is not obligated to repurchase any Shares. The Fund does not have a fundamental policy related to Share repurchases. Please summarize, supplementally, Fund compliance with rule 23c-3 under the 1940 Act governing repurchase offers by closed-end companies.

g. (p. 5) The Fund states that the initial per share offering price for Shares *was* $25. Please confirm that this formulation is correct. It is the staff's understanding that this filing represents an initial registration statement for the Shares. Accordingly, the initial per share offering price should be $25 in the future at the time of the initial public offering.

h. (p. 6) Please provide the breakdown of any fee splitting between the financial advisor and distributor for Class S and Class D Shares.

i. (p. 9) The Fund describes Nasdaq Private Market as operating an online platform designed to conduct auctions for unregistered securities. Please clarify what is meant by "unregistered securities" given that the Fund's shares will be registered under the 33 Act. Also, make corresponding changes with respect to description of the auction process on page 60.

j. On page ten, the registrant summarizes "material risks" involved in an investment in the Fund. Please redraft this section label using the appropriate 40 Act terms for such risks: "principal risks."

5. **Summary of Fees and Expenses**

a. Please change the fee table category labels for the fees being charged in order to provide more clarity as follows. Use the terms "Shareholder Fees" instead of Transaction Fees, "Annual Fund Operating Expenses" instead of Annual Fund Expenses, and "Total Annual Fund Operating Expenses" instead of Total Annual Net Expenses.

b. The registrant opens this section by stating that the following fees and expenses are estimates based upon net assets of $400,000,000; however, on page one of the summary the registrant states it is initially registering $500,000,000. Please reconcile.

c. On page 7 of the prospectus summary, the registrant states that the Fund will pay for certain recurring expenses, including administrative costs and organizational and offering costs. Please add footnote disclosure to the fee table explaining these costs. Also, expand on this disclosure later in the prospectus in the Fund Expenses section.

d. The fee and expenses table indicates that "Other Expenses" will be 1.07% of net assets. Please reconcile this amount with the expense reimbursement agreement which should cap such "Other Expenses" at 1.00%.

e. The expense examples on page 13 assumes a 2% Early Repurchase Fee. Given that this fee applies to periods of less than one year, this fee should not be shown in the expense examples. Nevertheless, please provide text immediately after the expense examples explaining that if an investor's Shares are repurchased in the first year such Shares would be subject to the 2.00% Early Repurchase Fee. Also include in such text the 1-year expense figures for such Shares under the assumptions of the example for all four classes.

f. The expense example assumes continuation of the expense cap beyond year one. Given the expense agreement is only for one year and must be renewed annually, please revise the examples so that the expense waiver is not reflected beyond year one.

g. Please reorder the expense table line items so that other expenses is the last line item before Total Fund Operating Expenses.

6. **Use of Proceeds**

Please disclose how long it is expected to take to fully invest net proceeds in accordance with the registrant's investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. *See* Item 7.2. of Form N-2.

7. **Investment Program**

a. On page 17, the registrant discloses investments in convertible securities. Please provide further detail in corresponding investment strategies disclosure specifically addressing convertible securities investments.

b. If the Fund expects to invest in contingent convertible securities ("CoCos"), please provide further disclosure providing specific risks, strategic concerns, and other appropriate disclosure regarding such investments.

c. On page 21, the registrant states that a private markets fund's NAV will typically exhibit a "J-Curve," undergoing a modest decline in the early portion of the fund's lifecycle. Give the uncertainties inherent in these markets, please consider removing the word "modest."

d. On page 24, the registrant discusses the Advisers' ESG Due Diligence process. Given the emphasis on the process, explain supplementally whether ESG is part of the Fund's principal investment strategies. If it is, please clarify in the prospectus. If it is not, please clarify the role that ESG due diligence plays in the selection of Fund investments. Also, please also add corresponding risk disclosure related to the Fund's ESG Due Diligence process.

e. (p. 26) Please let us know if the terms of the credit facility are expected to be finalized before the requested date of acceleration. If so, please provide the material terms of the credit facility agreement, and include a copy of the agreement as an exhibit to the registration statement.

8. **Types of Investments and Related Risks**

   a. Please relabel this section and subsections to reflect that the Fund is disclosing "principal investment risks." To the extent that disclosed risks are not principal, clarify for investors the distinction from principal risks.

   b. (p. 29) Risks listed in this section include those associated with investment in the debt securities of small or middle-market portfolio companies. Please provide corresponding disclosure in the previous section of the prospectus describing the Fund's investment strategies.

   c. We note that on page 30 the registrant states an Investment Fund can invest in first and second lien senior secured loans and unitranche debt. If the Fund also intends to invest in covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

   d. On page 34, the Fund outlines the risk associated with investing the technology sector. Please provide corresponding investment strategy detailing investing in the technology sector.

9. **Risks Related to Private Market Assets**

   a. Please consider whether allocation risk and the risks of investing in other registered investment companies described on page 38 should be categorized as risks specifically related to Private Market Assets. Further, dilution risk cited on page 40 is a risk of the Fund and not of investing in Private Market Assets.

   b. (p. 40) *Other Instruments and Future Developments*. The registrant discloses that an Investment Fund may take advantage of opportunities in the area of swaps, options on various underlying instruments, and certain other customized "synthetic" or derivative instruments. Please provide corresponding investment strategy disclosure. Also, please clarify that the Fund will not be directly taking positions in derivatives, if accurate.

   c. Please confirm to us that, for purposes of the Fund's 80% policy, the Fund will look through Investment Funds' investments in swaps, options on various underlying instruments, and certain other customized "synthetic" or derivative instruments such that they will be valued at their market value, rather than their notional value.

10. **Plan of Distribution**

   a. On page 56, the registrant states that subscriptions will be effective only upon the Fund's acceptance and the Fund reserves the right to reject any subscription in whole or in part.

Please also provide detail here about what constitutes good order acceptance of a subscription such that the Fund will accept it.

b. Please detail any material relationship between the distributor and registrant other than being a principal distributor per Item 5.1.b. of Form N-2.

11. **Repurchases and Transfers of Shares**

a. On page 57, the registrant states that no public market for Shares exists and none is expected to develop in the future. Please clarify whether this statement is consistent with the Fund's plan to conduct secondary auctions through Nasdaq Private Market.

b. On page 59, the registrant states the Fund may repurchase Shares of a Shareholder without consent if the Fund determines that, among other things, it would be in the "best interests of the Fund" to repurchase. Please provide detailed disclosure explaining what is meant by the "best interests of the Fund."

12. **Part C**

a. Please include hyperlinks to each exhibit identified in the exhibit index and other information incorporated by reference in the registration statement, if filed on EDGAR. *See* Item 25.2., Instruction 7 of Form N-2.

b. Please file seed financial statements and an auditor's opinion and consent prior to effectiveness.

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We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Disclosure Review and Accounting Office

cc: Andrea Ottomanelli Magovern, Assistant Director
        Michael Pawluk, Senior Special Counsel
        Sumeera Younis, Branch Chief